March 16, 2018

Donald Steinberg
Chief Executive Officer
Marijuana Company of America, Inc.
5256 S. Mission Road, 703 #314
Bonsall, CA 92003

       Re: Marijuana Co of America, Inc.
           Amendment No. 5 to Registration Statement on Form 10-12G Response Dated March 5, 2018
           File No. 000-27039

Dear Mr. Steinberg:

       We have reviewed your March 5, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
January 26, 2018 letter.

Amendment No. 5 to Registration Statement on Form 10-12G, Filed January 10,
2018

Sources and Availability of Raw Materials and the Names of Principal Suppliers, page 10

1. Refer to your response to previous comment four regarding the property to be transferred under the Bougainville joint venture agreement. As it appears you were committed to and have paid the funding to Bougainville Ventures, Inc., and Bougainville Ventures, Inc.
      owns the land and holds the cash without obligation to reinvest, please provide us the following:
        Tell us in detail how you considered whether this transaction is a purchase/sale of real estate under ASC 970-323-30
        Tell us and clearly disclose what Bougainville has contributed to the joint venture and
 Donald Steinberg
FirstName Company of America, Inc.
Marijuana LastNameDonald Steinberg
Comapany2018
March 16, NameMarijuana Company of America, Inc.
June 16, 2017 Page 2
Page 2
FirstName LastName
             how any such contributions were valued.
2. Please address the following regarding your response to previous comment three and your acknowledgement of the errors requiring correction in your Forms 10-12G, Forms 10-Q, and joint venture agreements:
           Please file an Item 4.02 of Form 8-K to alert your investors that your financial statements can no longer be relied upon, given the various errors. Revise your filings to incorporate the background information provided in your
            supplemental response to prior comment three.
           Disclose the date that MCOA management consulted with Mr. Craig Brand, esquire.
            Tell us and disclose the date management determined not to engage in operations with the joint venture that would result in MCOA's actual cultivation, harvest, and distribution of cannabis. Tell us and disclose the date management decided to rescind the Gate C Research joint venture agreement, and disclose this in your filings.
           Tell us and disclose how these decisions affect your plans to go forward with the
            Bougainville joint venture. To the extent you intend to go forward with the
            Bougainville joint venture, tell us and disclose why you are pursuing the Bougainville joint venture but not the Gate C joint venture after your consultations with Mr. Brand.
           Please file an Item 1.02 Form 8-K to alert your investors to that the material Gate C
            Research agreement is to be rescinded, settled and cancelled. To the extent you believe that such an obligation has not yet been triggered, tell us why not and when you believe it will be triggered.
           Tell us and clearly disclose the respective relationships between Green Ventures
            Capital Corp. and Bougainville, MCOA, and St. Georges.
           Tell us and revise to disclose how Bougainville and Green Ventures Capital Corp. will determine how to subdivide the 4.3 acres of real estate.
           Provide us with any existing written contracts for such division of the property.
           Further, provide us with any written evidence of the transfer of ownership of the real estate to the joint venture entity.
           Tell us and disclose why MCOA is funding the full $274,000 purchase price for the full 4.3 acres but then joint venture will only receive one of the acres. Clearly explain how the single acre will be accounted for on the joint ventures financial statements, how the value of the single acre will be allocated, and how the joint venture will be reimbursed for the amounts allocated to the other 3 acres.
3. Given the significance of your investment in Bougainville - Marijuana Company of
         America joint venture agreement, please provide the following related to your response to prior comment one:
           The separate audited annual financial statements of the Bougainville joint venture as of December 31, 2017 from 3/16/17 inception in your Form 10-K for the year ended
             December 31, 2017 pursuant to Rule 8-03(b) of Regulation S-X. Revise your March 31, 2017, June 30, 2017, and September 30, 2017 interim financial
             statements, and include in your December 31, 2017 Marijuana Company of
 Donald Steinberg
FirstName Company of America, Inc.
Marijuana LastNameDonald Steinberg
Comapany2018
March 16, NameMarijuana Company of America, Inc.
June 16, 2017 Page 3
Page 3
FirstName LastName
             America(MCOA) financial statement footnote disclosure that includes the summary financial information of Bougainville joint venture as a significant investment as required under ASC 323-10-50-3.
             Please provide us with your significance tests for your investments in the joint venture with Global Hemp Group, Inc., your investment in MoneyTrac Technology Inc., and your investment in Convenient HempMart LLC for purposes of both Rule 8-03(b) and
             ASC 323-10-50-3.
             Please provide us with copies of the investment and joint venture agreements executed with Global Hemp Group, Inc., MoneyTrac Technology Inc., and Convenient
             HempMart LLC, including all annexes, payment schedules, and attachments. To the extent such information has not already been filed as exhibits, tell us how you determined that they were not required to be filed as exhibits pursuant to Item
             601(b)(10) of Regulation S-K.
             Tell us how you determined that your obligation to purchase up to a total of 15% of
             MoneyTrac Technology Inc. shares "pursuant to the contractual payment schedule"
             referred to on page F-16 of your amended Form 10 did not warrant recording a liability on your balance sheet as of March 31, 2017. Tell us how your basis for not recording the liability under GAAP.
4.       In your response to previous comment two you reference in section
2.1(g) of the
         Bougainville joint venture agreement that only allows a 30 day cure period if MCOA is unable to meet the funding timelines set out in schedule 5. Please address the following items, as previously requested:
           Revise the March 31, 2017 MCOA financial statements to record a liability for your full $1 million commitment to funding as of March 16, 2017 inception date of the agreement.
           Revise your financial statements to reflect any subsequent adjustments to that funding schedule as of the date the adjustments were enacted.
           Provide us with Schedules 1, 2, 7, and 8 of the Bougainville joint venture agreement as part of your response, and file them as exhibits.
5. Regarding your response to prior comment five, if the company is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, the company should provide a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation
         S-K. Please file the extension for the Gate C Research joint venture agreement as an exhibit. For guidance refer to Compliance and Disclosure Interpretations, Regulation S-K
         Question 146.04.
 Donald Steinberg
Marijuana Company of America, Inc.
March 16, 2018
Page 4

       You may contact Bonnie Baynes at 202-551-4924 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any other questions.


FirstName LastNameDonald Steinberg
                                                          Division of
Corporation Finance
Comapany NameMarijuana Company of America, Inc.
                                                          Office of Healthcare
& Insurance
June 16, 2017 Page 4
cc: Tad Mailander
FirstName LastName